LITTLE LIBROS, LLC

(a California limited liability company)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

September 3, 2021

To: Board of Managers, LITTLE LIBROS, LLC

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of LITTLE LIBROS, LLC (a limited liability company organized in California) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, members' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, members' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group, LLC
Aurora, CO

September 3, 2021

LITTLE LIBROS, LLC
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 231,486	$ 178,214
Accounts receivable, net	291,756	180,126
Inventory	374,207	251,233
Other current assets	6,000	0
Total Current Assets	903,449	609,573
TOTAL ASSETS	**$ 903,449**	**$ 609,573**
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 54,404	$ 184,883
Other current liabilities	75,052	18,027
PPP loan payable	67,927	0
Royalties payable	67,678	5,261
Total Current Liabilities	265,061	208,171
Non-Current Liabilities		
Loans payable, non-current	341,338	243,468
TOTAL LIABILITIES	**606,399**	**451,639**
Members' Equity		
Members' contributions	136,711	136,711
Members' distributions	(47,748)	(47,748)
Accumulated earnings	208,087	68,971
TOTAL MEMBERS' EQUITY	**297,050**	**157,934**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 903,449**	**$ 609,573**

LITTLE LIBROS, LLC
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 1,714,931	$ 1,459,247
Less: Cost of goods sold	641,320	535,722
Gross Profit	1,073,612	923,525
Operating Expenses:		
General and administrative	236,767	337,146
Marketing	44,889	57,899
Salaries and wages	429,557	326,048
Shipping and delivery	166,629	93,529
Total Operating Expenses	877,842	814,622
Net operating income	195,770	108,903
Other Expense:		
Other income (expense), net	9,113	(191)
Depreciation (expense)	(8,335)	0
Interest (expense)	(525)	(48,367)
(Provision) benefit for income taxes	(56,908)	0
Net Income	$ 139,115	$ 60,345

LITTLE LIBROS, LLC
STATEMENT OF MEMBERS' EQUITY
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Members' Contributions	Members' Distributions	Accumulated Earnings	Total Members' Equity
Balance as of January 1, 2019	**$ 136,711**	**$ 0**	**$ 8,626**	**$ 145,337**
Member distribution		(47,748)		(47,748)
Net income			60,345	60,345
Balance as of December 31, 2019	**$ 136,711**	**$ (47,748)**	**$ 68,971**	**$ 157,934**
Net income			139,115	139,115
Balance as of December 31, 2020	**$ 136,711**	**$ (47,748)**	**$ 208,087**	**$ 297,050**

LITTLE LIBROS, LLC
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Income	$ 139,115	$ 60,345
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	8,335	0
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(111,630)	12,713
(Increase) Decrease in inventory	(122,974)	(9,194)
(Increase) Decrease in other current assets	(6,000)	48,935
Increase (Decrease) in accounts and credit cards payable	(130,479)	179,653
Increase (Decrease) in all other current liabilities	223,724	(6,820)
Net Cash Provided In Operating Activities	91	285,632
Cash Flows From Investing Activities		
Capital expenditures	(8,335)	0
Net Cash Used In Investing Activities	(8,335)	0
Cash Flows From Financing Activities		
Repayment of loans payable	(6,412)	(140,705)
Proceeds of PPP loan payable	67,927	0
Member distributions	0	(47,748)
Net Cash Provided (Used) By Financing Activities	61,515	(188,453)
Net Change In Cash	53,272	97,178
Cash at Beginning of Period	178,214	81,036
Cash at End of Period	$ 231,486	$ 178,214

LITTLE LIBROS, LLC
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

LITTLE LIBROS, LLC ("the Company") is a limited liability company organized under the laws of the State of California on September 4, 2014. The Company publishes and distributes children's books, products, and content promoting bilingual education and early literacy.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $231,486 and $178,214 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2020, and 2019, the Company had $291,756 and $180,126 in accounts receivable, respectively. The Company has not accrued for any bad debts as of these dates.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $0 and $0 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation as of 2020 and was taxed as an S corporation prior to 2020. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a

performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from the sale of tangible products are recorded when the goods are shipped and delivered.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes starting in 2020 and has accrued tax expense at the statutory rate.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBER CAPITAL

The Company has two classes of membership units: Common Units and Preferred Series Seed Units. The Common Units are held by two individuals and the Preferred Series Seed Units are held by multiple individuals (i.e. employees, advisors, and SPV).

NOTE 5 –DEBT AND ROYALTIES

PPP Loan Payable
The Company procured $67,927 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to meet those requirements and have the loan forgiven.

Royalties
The Company's deferred royalty liabilities are royalties owed to the founders who authored 38 books published and distributed since 2014. The royalty expense is recorded as a cost of goods sold.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company owes royalties to the members of the Company that have not been paid nor bear interest.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with WeFunder and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through September 3, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.